

May 2, 2012

Via E-mail
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

> **Re: Gulf Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Response dated March 14, 2012**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your response letter dated March 14, 2012, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1.B, page 24

1. There is a concern that your disclosure may generate the mistaken understanding that there are no unresolved staff comments. As you are aware, the inability to provide the required Schedule I audited data for three fiscal years makes your filing materially deficient which is why you may not consummate a registration statement with the Commission until the deficiency is resolved. Please revise your disclosure to fully address this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding the comment on the financial statements and related matters.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Accounting Branch Chief